Exhibit 3.1

SUBSIDIAIRES OF AGM GROUP HOLDINGS INC.

Name	Place of Incorporation
AGM Technology, Limited	Hong Kong, People's Republic of China
Shenzhen AnGaoMeng Construction Development Co. Ltd.	People's Republic of China
Beijing AnGaoMeng Technology Service Co. Ltd.	People's Republic of China
Nanjing XinGaoMeng Software Technology Co. Ltd.	People's Republic of China
AGM Software Service LTD	British Virgin Islands
AGMTrade UK LTD	England and Wales
AGM Trade Global PTY LTD.	Australia
AGMClub Service Limited	Hong Kong, People's Republic of China
AGM Global Asset Management Limited	Cayman Islands